Exhibit 4(a)(4)

JPMORGAN CHASE & CO.

AND

DEUTSCHE BANK TRUST COMPANY AMERICAS

(f/k/a Bankers Trust Company), as Trustee

Third Supplemental Indenture

dated as of September 24, 2014

TO THE INDENTURE DATED

AS OF MAY 25, 2001

THIS THIRD SUPPLEMENTAL INDENTURE, dated as of September 24, 2014 between JPMORGAN CHASE & CO., a Delaware corporation (the “Issuer”), and Deutsche Bank Trust Company Americas (f/k/a Bankers Trust Company), a New York banking corporation, as Trustee (the “Trustee”).

W I T N E S S E T H :

WHEREAS, the Issuer and the Trustee are parties to that certain Indenture dated as of May 25, 2001, as supplemented by the First Supplemental Indenture dated as of April 9, 2008 and the Second Supplemental Indenture dated as of November 14, 2011 (as amended, supplemented or otherwise modified, the “Indenture”);

WHEREAS, the Issuer established and on September 17, 2014 issued its Contingent Coupon Callable Yield Notes Linked to the Common Stock of Tesoro Corporation due September 15, 2016 due September 3, 2014 (CUSIP: 48127DA24) (the “Tesoro Notes”);

WHEREAS, Section 8.01 of the Indenture provides that, without the consent of the holders of the Tesoro Notes, the Issuer, when authorized by a resolution of its Board of Directors (which resolution may provide general terms or parameters for such action and may provide that the specific terms of such action may be determined in accordance with or pursuant to an Issuer Order), and the Trustee may enter into supplemental indentures to the Indenture for the purpose of making provisions in regard to such matters arising under the Indenture as the Issuer may deem necessary and desirable which do not materially and adversely affect the interests of the holders of the Tesoro Notes;

WHEREAS, the Issuer desires to modify certain provisions of the Tesoro Notes to correct the Contingent Interest Rate of the Tesoro Notes and the amount of any Contingent Interest Payment on the Tesoro Notes, which corrections do not materially and adversely affect the interests of the holders of the Tesoro Notes;

WHEREAS, the entry into this Third Supplemental Indenture by the parties hereto is in all respects authorized by the provisions of the Indenture; and

WHEREAS, all things necessary to make this Third Supplemental Indenture a valid agreement of the Issuer and the Trustee according to its terms and a valid supplement to the Indenture have been done;

NOW, THEREFORE:

In consideration of the premises and the purchases of the Tesoro Notes by the holders thereof, the Issuer and the Trustee mutually covenant and agree for the equal and proportionate benefit of the respective holders from time to time of the Tesoro Notes as follows:

Article 1
Amendments

Section 1.01. Definitions. The definitions of Contingent Interest Payment and Contingent Interest Rate within the Tesoro Notes are hereby amended by deleting the existing definitions in their entirety and inserting in lieu thereof the following:

For each $1,000 principal amount Note, the “Contingent Interest Payment” with respect to each Observation Date is a fixed amount equal to $25.375, calculated as follows:

$1,000 × Contingent Interest Rate × 1/4

The “Contingent Interest Rate” is 10.15% per annum.

Section 1.02. Exchange of Tesoro Notes. The Trustee or the Authenticating Agent is authorized to exchange the original certificate dated September 17, 2014 evidencing the Tesoro Notes for the duly executed and authenticated certificate evidencing the amended terms of the Tesoro Notes. Upon such exchange, the Trustee shall promptly cancel and dispose of such original Tesoro Notes in accordance with Section 2.10 of the Indenture. Failure to exchange such original Tesoro Notes for such amended Tesoro Notes in accordance with this Section will not impair the validity of or otherwise affect the Tesoro Notes, as amended.

Article 2
Miscellaneous Provisions

Section 2.01. Further Assurances. The Issuer will, upon request by the Trustee, execute and deliver such further instruments and do such further acts as may reasonably be necessary or proper to carry out more effectively the purposes of this Third Supplemental Indenture.

Section 2.02. Other Terms of Indenture. Except insofar as herein otherwise expressly provided, all provisions, terms and conditions of the Indenture are in all respects ratified and confirmed and shall remain in full force and effect.

Section 2.03. Terms Defined. All terms defined elsewhere in the Indenture shall have the same meanings when used herein.

Section 2.04. Separability. In case any provision in this Third Supplemental Indenture or in the Tesoro Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 2.05. Provisions of Third Supplemental Indenture for the Sole Benefit of Parties and Holders of Tesoro Notes. Nothing in this Third Supplemental Indenture or in the Tesoro Notes, expressed or implied, shall give or be construed to give to any person, firm or corporation, other than the parties hereto and their successors and the holders of the Tesoro Notes, any legal or equitable right, remedy or claim under this Third Supplemental Indenture or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the parties hereto and their successors and of the holders of the Tesoro Notes.

Section 2.06. New York Law to Govern. This Third Supplemental Indenture shall be deemed to be a contract under the laws of the State of New York, and for all purposes shall be construed in accordance with the laws of such State, except as may otherwise be required by mandatory provisions of law.

Section 2.07. Counterparts. This Third Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original; but such counterparts shall together constitute but one and the same instrument.

Section 2.08. Effect of Headings. The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

IN WITNESS WHEREOF the parties hereto have caused this Third Supplemental Indenture to be duly executed, dated as of September 24, 2014.

JPMORGAN CHASE & CO.

By:	/s/ Irene Apotovsky
Name: Irene Apotovsky
Title: Managing Director

Deutsche Bank Trust Company Americas, not in its individual capacity, but solely as Trustee By: Deutsche Bank National Trust Company

By:	/s/ Irina Golovashchuk
Name: Irina Golovashchuk
Title: Vice President

Deutsche Bank Trust Company Americas, not in its individual capacity, but solely as Trustee By: Deutsche Bank National Trust Company

By:	/s/ Jeffrey Schoenfeld
Name: Jeffrey Schoenfeld
Title: Assistant Vice President

Acknowledged as to section 1.02 only The Bank of New York Mellon, solely as authenticating agent

By:	/s/ Mary Miselis
Name: Mary Miselis
Title: Vice President